Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2025

Results of Operations

The following selected consolidated financial data are derived from the unaudited financial statements of the Company for the six months ended December 31, 2025 and 2024 and should be read in conjunction with our consolidated financial statements, the related notes and the rest of the section of this Report entitled “Key Components of Consolidated Statements of Operations.” The historical results are not necessarily indicative of the results of future operations.

Cautionary Note Regarding Forward-Looking Statements

This report is being filed by the Company under Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) and includes a copy of Unaudited Condensed Consolidated Interim Financial Statements as of December 31, 2025 and for the six months ended December 31, 2025 and 2024 (this “Quarterly Report”), which contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events as of the date of this report. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” and “continue,” the negative of such terms or other similar expressions. Such statements include, but are not limited to, statements regarding possible business combinations and related financing transactions, as well as all other statements that are not statements of historical fact contained in this Quarterly Report. Factors that might cause or contribute to such a material discrepancy include, but are not limited to, those risk factors described in our other filings with the SEC, including our most recent annual report on Form 20-F and any subsequently filed reports. Except as expressly required by applicable U.S. federal securities law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.

Company Overview

The Company is a Cayman Islands exempted company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of chemical free, non-GMO, sustainable edible oils and products derived from oilseeds. The Company believes that transitioning from a fossil fuel economy to a renewable and chemical free economy is the solution to many health problems the world is facing presently. To that end, the Company is committed to working with suppliers and customers to eliminate chemicals from the edible oil production and manufacturing systems to supply quality products such as non-GMO oilseeds and organic and non-organic food-grade oils to customers globally. Over the past 20 years, Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”) has grown to be the largest cold pressing oil plant in Australia, pressing strictly GMO free conventional and organic oilseeds.

Key Components of Consolidated Statements of Profit or Loss and Other Comprehensive Income

Revenue

Revenues consist of sales of edible oils, sales of protein meals and tolling revenue from oilseeds crushing activities. The Company’s edible oil sales comprise of two segments: sales of bulk oils to wholesalers who use it as food ingredients or white labeling; sales of packaged oils as the company’s own branding to major supermarket channels. Sales of protein meals are bulk sales and mainly distributed to local farmers and feedlots as protein supplements. Tolling revenue is the service charge fee of crushing oilseeds to produce edible oils and protein meals.

Cost of sales

Cost of sales consist of costs directly related to the manufacturing process of edible oils and protein meals. It includes the cost of materials which mainly consist of the procurement cost of non-GMO canola seeds, canola seeds freight and storage cost from the suppliers, direct labor in the factory plant, occupancy costs of energy consumption of manufacturing process, depreciation expense of the crushing plant and relevant equipment and vehicles, and repairs and maintenance.

General and Administrative expenses

General and administrative expenses primarily consist of personnel expenses, professional fees, occupancy costs, depreciation expense, insurance expense, management fees, office expenses, security expenses, travel expenses, staff training expenses, utilities expenses, and subscription and dues expenses.

Sales and marketing expenses

Sales and marketing expenses primarily consist of sales directors’ salaries and supermarket promotion activities.

Other income

Other income primarily consists of fuel tax credit and recovery cost of freight and overdue interest.

Finance expenses& loss on settlement of legacy costs

Finance expenses consist of interest paid related to bank loan and facility interest, related party loan interest and foreign exchange gain or loss, and loss on settlement of convertible note and promissory note. In addition, the Company decided to terminate the ELOC (Equity line of Credit) with ARENA (PIPE Investors) and as a result issued commitment fee shares amounting to AUD$ 1.86 million in this period.

Six Months Ended December 31, 2025 Compared to the Six Months Ended December 31, 2024

The following tables set forth our Consolidated Statements of Operations data for the periods presented:

	2025	2024	Change	%
	AUD$	AUD$	AUD$
Revenue	22,854,385	20,733,716	2,120,669	10.2%
Cost of sales	(20,792,870)	(18,698,342)	(2,094,528)	11.2%
Gross profit	2,061,515	2,035,374	26,141	1.2%
General and administrative expenses	(1,799,640)	(1,971,844)	172,204	(8.7)%
Selling and marketing expenses	(172,752)	(284,534)	111,782	(39.3)%
Other income	34,750	63,529	(28,779)	(45.3)%
Operating Profit/(loss)	123,873	(157,475)	281,348	178.7%
Finance expenses	(2,213,974)	(809,190)	(1,404,784)	173.6%
Loss on settlement of legacy costs	(394,810)	-	(394,810)	100%
Loss before income tax	(2,484,911)	(966,665)	(1,518,246)	157.1%
Income tax expense	-	-	-	-%
Loss for the period	(2,484,911)	(966,665)	(1,518,246)	157.1%
Other comprehensive loss for the period, net of tax	-	-	-	-
Total comprehensive loss	(2,484,911)	(966,665)	(1,518,246)	157.1%
(Loss) Profit attributable to:
Members of the parent entity	(2,493,237)	(941,961)	(1,551,276)	164.7%
Non-controlling interest	8,326	(24,704)	33,030	(133.7)%
Total Loss	(2,484,911)	(966,665)	(1,518,246)	157.1%
Total comprehensive (loss)/income attributable to:
Members of the parent entity	(2,493,237)	(941,961)	(1,551,276)	164.7%
Non-controlling interest	8,326	(24,704)	33,030	(133.7)%
Total	(2,484,911)	(966,665)	(1,518,246)	157.1%

Revenue

	Six Months Ended December 31 (AUD)
	2025	2024	Change	Change %
Total revenue	$22,854,385	$20,733,716	$2,120,669	10.2%

Sales revenue increased by AUD$2.12 million or 10.2% to AUD$22.8 million for the six-month period ended on December 31, 2025, compared to AUD$20.7 million for the six-month period ended December 31, 2024, primarily due to increase in production capacity leading to increased sales.

The following table summarizes the Company’s revenues disaggregated by product category:

	Six Months Ended December 31 (AUD)
	2025	2024	Change	Change %
Wholesale oils	$7,586,475	$4,436,210	$3,150,265	71.0%
High protein meals	5,644,752	5,346,643	298,109	5.6%
Other sales	252,260	68,416	183,844	268.7%
Retail oils	9,370,898	10,882,447	(1,511,549)	(13.9)%
Total revenues	$22,854,385	$20,733,716	$2,120,669	10.2%

Wholesale oil represented 33.1% of our revenue for the six months ended December 31, 2025, compared to 21.3% for the six months ended December 31, 2024, and increased AUD$3.1 million, as compared to the prior year. Retail oil represented 41.0% of our revenue for the six months ended December 31, 2025, compared to 52.4% for the six months ended December 31, 2024, and decreased AUD$1.5 million, as compared to the prior period. Wholesale sales increased primarily due to increased capacity and more quantity sold during the period, and retail sales reduced due to slowdown in local economy. High protein meals for the feed industry represented 24.7% of our revenue for the six months ended December 31, 2025, compared to 25.7% for the six months ended December 31, 2024, and increased AUD$0.3 million as compared to the prior period. The primary driver for the revenue increase in high protein meals for the six months ended December 31, 2025, compared to the previous period was an increase of production and increased quantity sold for meals during the period.

Cost of Sales

	Six Months Ended December 31, (AUD)
	2025	2024	Change	Change %
Cost of finished goods	$5,453,311	$4,337,709	$1,115,602	25.7%
Cost of material	12,134,739	11,229,280	905,459	8.1%
Direct labor	882,158	1,147,406	(265,248)	(23.1)%
Freight and storage	1,643,334	1,470,317	173,017	11.7%
Depreciation	170,972	167,646	3,326	2.0%
Occupancy costs	381,856	297,387	84,469	28.4%
Repairs and maintenance	126,500	48,597	77,903	160.3%
Total cost of sales	$20,792,870	$18,698,342	$2,094,528	11.2%

The cost of sales for the six months ended December 31, 2025 was AUD$20.8 million, an increase of AUD$2.09 million, or 11.2% as compared to the six months ended December 31, 2024. The primary reason for the increase was caused by cost of material (canola seed) and cost of finished goods due to increased production during the period, and labor cost decreased during the period. The cost component changed because of recognizing cost of finished goods when the oil products were sold in the retail market.

General and administrative expenses

	Six Months Ended December 31, (AUD)
	2025	2024	Change	Change %
General and administrative expenses	$1,799,640	$1,971,844	$(172,204)	(8.7)%

General and administrative expenses for the six months ended December 31, 2025 were AUD$1.8 million, decrease of AUD$0.2 million, or 8.7%, compared to the six months ended December 31, 2024. This decrease was primarily due to decrease in professional fees and audit fees during the period.

Selling and marketing expenses

	Six Months Ended December 31 (AUD)
	2025	2024	Change	Change %
Selling and marketing expenses	$172,752	$284,534	$(111,782)	(39.3)%

Selling and marketing expenses for the six months ended December 31, 2025 were AUD$0.17 million, a decrease of AUD$0.1 million, or 39.2% compared to the six months ended December 31, 2024. This decrease was due to recognition of reduction in Marketing and professional fee for consultants based in USA.

Other Income

	Six Months Ended December 31 (AUD)
	2025	2024	Change	Change %
Other income	$34,750	$63,529	$(28,779)	(45.3)%

Other income for the six months ended December 31, 2025 was AUD$0.03 million, a decrease of AUD$0.02 million, or 45.3% compared to the six months ended December 31, 2024. This decrease was primarily due to Interest charges to customers.

Finance expenses& loss on settlement of legacy costs

	Six Months Ended December 31 (AUD)
	2025	2024	Change	Change %

Finance expenses	$2,213,974	$809,190	$1,404,784	173.6%
Loss on settlement of legacy costs	394,810	-	394,810	100%

Finance expenses increased by AUD$1.4 million or 173.6% to AUD$2.2 million for the six months ended December 31, 2025 compared to AUD$0.8 million for the six months ended on December 31, 2024, primarily due to the fact that the Company decided to terminate the ELOC (Equity line of Credit) with ARENA (PIPE Investors) and as a result issued commitment fee shares amounting to AUD$ 1.86 million. Loss on settlement of legacy costs loss on settlement of convertible note and promissory note.

Capital Resources and Compliance Assessment

The oilseed crushing industry is inherently subject to sharp agricultural harvesting cycles. To capitalize on the regional harvest window and secure a continuous, non-GMO, chemical-free feedstock pipeline for its expanding pressing facilities, the Company executed large-scale, bulk cash purchases of raw canola seeds from local growers.

The Company strategic front-loaded cash outlays for bulk agricultural feedstock temporarily trapped liquid resources within non-cash working capital (inventory) in the period.

This intensive outflow of cash represents a deliberate, front-loaded investment into inventory. By locking in high volumes of raw materials upfront, the Company prepared its manufacturing footprint for a projected multi- Hanel scale-up in downstream edible oil and protein meal sales.

To absorb this operational cash pressure during the inventory buildup phase, the Company actively attracts external capital injections. This includes drawdowns from its A$14 million commercial bank credit lines (utilizing the 120-day maximum trade advance facility specifically optimized for canola purchases) and gross cash inflows from sequential private placements (PIPE offerings). These financing cash inflows bridged the seasonal operational gap, ensuring the Company maintained compliance and sustained execution timelines while waiting for inventory conversion cycles to realize cash inflows through finished product sales.

Management monitors this baseline daily. The company has actively structured our recent equity-linked facilities.

The Company maintained equity of more than USD 2.5M as on 31st Dec 2025 Interim financials, also with recent two Private Investment in Public Equity (PIPE) inject totaled US$10,400,000 to provide sufficient operational funding support; Acquirement 51% of RentBuddyUK Limited (RentBuddyUK) will bring recurring cash flow to comprehensively improve the seasonal cash flow stress of agricultural enterprises, net assets will also increase with the asset investment (Details see Subsequent Events).

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